Exhibit 99.2

AMTD Digital’s Subsidiary TGE Executed SPA to Acquire Upper View Regalia Hotel in Kuala Lumpur, Malaysia

PARIS & NEW YORK & LONDON -- AMTD Group Inc. (“AMTD Group”), AMTD IDEA Group (NYSE: AMTD; SGX: HKB), AMTD Digital Inc. (NYSE: HKD) and The Generation Essentials Group (“TGE”, NYSE & LSE: TGE), a subsidiary of AMTD Digital Inc., announce jointly that TGE has entered into a sale and purchase agreement (“SPA”) to purchase an 80% stake in the Upper View Regalia Hotel in Kuala Lumpur, Malaysia.

The aggregate consideration of the transaction is HK$300 million (equivalent to approximately US$38.6 million), following specific terms and conditions of the SPA. Closing of the acquisition is subject to customary closing conditions.

Upper View Regalia Hotel is strategically situated in the heart of Kuala Lumpurs vibrant commercial and business district, providing convenient pedestrian access to both Sunway Putra Mall and the Putra World Trade Centre. The hotel comprises over 129 rooms and a range of amenities, including a fully equipped gym, a library, and a stunning rooftop Infinity Pool, and an award-winning restaurant.

The addition of Upper View Regalia Hotel further strengthens TGE’s global hospitality offerings. This acquisition in Kuala Lumpur also marks TGE’s fourth major hotel project of the year, reaffirming the company’s commitment to expanding its global footprint with premium properties in key markets around the world.

As of the date of this announcement, the hotel portfolio of TGE (including those with executed SPAs pending completions) consists of six properties located in major cities worldwide, offering over 800 rooms. This portfolio includes the iclub AMTD Sheung Wan Hotel in Hong Kong, Dao by Dorsett AMTD Singapore, along with recent projects in New York, London, Australia, and Malaysia.

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE and LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is special purpose acquisition company (SPAC) sponsor manager in global media, entertainment, and gaming areas.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group, AMTD Digital and/or The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.net

For The Generation Essentials Group:

IR Office

The Generation Essentials Group

EMAIL: tge@amtd.world